RISE Investor Communications - Pre-Launch & Testing the Waters
Communications to promote the RegCF raise ahead of the official private launch
RECORD FOR FORM C FILING

- **Filing Update Email - Sent 12.20.24 9am**

Subject: Action Needed to Secure RISE's Early Bird Terms

Hi [Name],

Thank you again for your interest in investing in RISE® Robotics. I'm excited to share an update: we're about to file the paperwork with the SEC, and things are set to move quickly from there.

During our "testing the waters" phase, we received an overwhelming amount of soft commitments. Note that we have just $500K available at preferred terms (same terms as our institutional backers. This is a unique opportunity to join us at this level.

To reserve your investment, please do so here. If you have any questions or would like to connect first I'm happy to hop on a call.

We expect this to move quickly and want you to be a part of it.

Best,
Hiten Sonpal
CEO, RISE Robotics

P.S. We were accepted into the highly selective NYU Stern EFL accelerator for 2024-2025! Please see our Wefunder updates page for more details.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Linkedin Post - Heavy Machinery Groups Ready for Review**

Groups to post in

VIDEO TO SHARE

Hey. My co-founders and I have invented a fluid-free, emissions-free replacement for hydraulics. I think people here might find it interesting from both an engineering and sustainability perspective.

Heavy machinery is one of the hardest things to electrify: Hydraulic systems, which have been the backbone of these machines for decades, are notoriously inefficient—wasting up to 95% of the energy they consume! They leak harmful oil and they're a major source of CO_2 emissions.

Our solution at RISE Robotics is **Beltdraulic™ Technology**—a belt-and-pulley design for a high-performance actuator that replaces traditional hydraulics. It's 3X faster and 3X more efficient at half the operating cost of hydraulics with ZERO emissions.

This innovation opens the door for heavy machinery to finally transition to electrification in a way that makes sense for operators, the environment, and the bottom line. Check out the video to see our 22 ton cylinder in action!

This project has been a labor of love that started with a vision to build a human exosuit and is now leading to the transformation of the $600B heavy machinery industry. To me, it's exciting to see how engineering can truly drive sustainability in one of the most polluting industries.

I'd love to connect with anyone who is excited about what we're building or may be interested in a developer kit. We're also inviting the [engineering/cleantech] community to be part of our journey as investors through a community round - you can learn more here: wefunder.com/riserobotics

Would love to hear your thoughts!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Socials - Meet the founders post 12/10** Sent

picture

It's an unlikely story: a group of MIT grads, a makeshift prototyping lab in their kitchen, and an idea that transformed heavy machinery. 💡

RISE Robotics began as a bold dream—starting with human exosuits—and evolved into a multi-million dollar company commercializing our breakthrough zero-emissions **Beltdraulic™ technology**.

👉 **Read the full story here:** [link to WF update]

Let's build a better tomorrow, together. 🦾

#InvestInTheFuture #ZeroEmissions #CleanTech #ElectrifyHeavyMachinery #InvestNow

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[In comments]:

Remember that for now we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: **Selected for NYU Stern's prestigious Endless Frontier Labs! 🏆🚀**

Social Media (LI) - NYU Accelerator **Sent** **19/12**

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We've been **selected for @NYU Stern's prestigious Endless Frontier Labs! 🏆🚀**

Thrilled to announce that RISE Robotics has been selected for the highly competitive 9-month Deep Tech acceleration program at NYU Stern's Endless Frontier Labs!

🌍 **From 1,617 startups across 78 countries, only 101 made it in—and we're one of them!** Our CEO, @Hiten Sonpal, and CTO, @Blake Sessions, will participate in the program alongside some of the world's top founders and scale-ups.

💰 EFL alumni startups have raised **$1.8B in funding** and boast a combined valuation of **$5B**. In fact, 83% of EFL startups raise funding during or after the program, and they outperform Y Combinator and Techstars!

The program will give RISE **access to an outstanding network** of mentors, investors, academics, and NYU MBA talent.

We're about to take off in a big way. If you share our vision of a sustainable future, **now's the perfect time to invest or increase your investment! - LINK IN COMMENTS**

#InvestInTheFuture #ZeroEmissions #CleanTech #ElectrifyHeavyMachinery #InvestNow

-

In comments:

If you're interested in building the future of clean heavy machinery with us, invest now at rise.riserobotics.com/invest

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be

accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

- **Social Media (LI) - top 5 reasons to invest** Sent **17/12**

picture

🚀 **The future of heavy machinery is here, and our investment round is gaining serious momentum!**

🌍 Why invest now? The industries powered by heavy machines are key to modern life, accounting for 20% of the global economy, and we're making them sustainable!

Discover 5 more compelling reasons to invest in RISE Robotics today ➡️
wefunder.com/riserobotics/buzz

Be part of the movement to build a cleaner, more efficient world while there's still space in our round!

#InvestInTheFuture #ZeroEmissions #CleanTech #ElectrifyHeavyMachinery #InvestNow

–
Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

Email (Thanksgiving special) - RISE email list Sent

Subject: Happy Thanksgiving from all of us at RISE® Robotics

Hi [Name],

Thanksgiving is the perfect moment to reflect on the people and milestones that shape our journey. At RISE, we are especially thankful for a year filled with transformative progress and impactful connections.

Most importantly, we're grateful for YOU - our incredible community of RISE supporters, robotics visionaries, and esteemed investors. Your belief in our mission to change heavy machinery for the better inspires us every day. It particularly warms our hearts to read the kind words many of you have shared on why you decided to join our investment round - read the buzz here.

From our family at RISE to yours, we wish you a joyful and warm Thanksgiving filled with gratitude and connection.

Warmly,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

- **Social Media (LI) - Thanksgiving post** **Approved**

Image

Thanksgiving is a time to reflect on the people and moments that make our journey meaningful. For RISE®, 2024 has been a transformative year filled with milestones, wins, and new connections that have brought us closer as a team.

One thing we're especially grateful for this year is the incredible community of investors who are joining our mission. Here's what one of them had to say about RISE:

"Having studied mechanical engineering at MIT with these guys, I saw some of their early work and they are a real power team of wiz engineers. (…) The product is the real deal. Easiest investment decision I've made!" - Mattias Flander

Wishing you and your loved ones a warm and happy Thanksgiving!

#HappyThanksgiving #GiveThanks #team #thankful #RISE
—
[In comments]:

If you share our commitment to driving innovation in heavy machinery and building a cleaner, more sustainable future, now is the time to join our round at rise.riserobotics.com/invest

Remember that for now we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Raise Update for November Newsletter** Sent **11/13 @10am**

Our community round is 50% subscribed!
The response to our community investment round has been incredible. We've already secured $600K+ in soft commitments in just two weeks! The preferred early bird terms we set aside for the RISE community are selling out fast. Learn more about the investment opportunity and reserve your early bird discount here while there's still space!

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Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

- **Mailing List Email - TechCrunch Disrupt - (TP 3)** Ready for Review **11/5**

Subject: RISE Crushes at TechCrunch Disrupt!

Hi [Name],

Last week was monumental for RISE—we made waves at TechCrunch Disrupt and launched our community investment round!

We were thrilled to be selected for the inaugural ScaleUp Startup Exhibitor Program, previewing our Beltdraulic™ Developer Kit to 10,000+ attendees. The Kit, designed to help potential partners seamlessly integrate our fluid-free, ultra-efficient system into their product development, generated significant interest among OEMs, investors, and industry leaders.

[PHOTOS from Techcrunch Disrupt]

With backing from TechStars, coverage from TechCrunch, and top manufacturers endorsing our mission, our Beltdraulic™ system is set to revolutionize the heavy machinery industry. And now, you can invest in this transformation!

If you haven't yet, visit our campaign page and become part of the movement.
Invest now!

Best,
Hiten Sonpal
CEO, RISE Robotics

–
Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be

accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

- **Mailing List Momentum Update + FAQ (TP 2)** **Sent** **10.30.24 @4:30pm**

Subject: Why invest in RISE?
Alternative subject: Invest in RISE & help drive net-zero in heavy machinery
From / reply to: hsonpal@riserobotics.com

Hi [Name],

RISE Robotics' community investment round is off to an exciting start! We announced the campaign live from TechCrunch Disrupt and raised over $44K just hours after launching.

Wondering why or how to invest? I've put together a brief FAQ:

Why invest in RISE Robotics?
RISE Robotics is leading a critical shift in heavy machinery towards zero-emission solutions. Our groundbreaking Beltdraulic™ technology — an innovative, fluid-free actuator — enables fully electric, autonomous heavy machinery as powerful as hydraulics, with zero emissions and at half the operational cost. Investors are joining us not only because of our potential for financial growth, but because they believe RISE is powering a greener future for us all.

What's in it for investors?
Investors can get in at the ground flow of a rapidly growing cleantech startup. Our community has exclusive access to preferred terms before we open up our round to the public. Plus, you can unlock exciting investor perks starting at $10K! For full investment terms and benefits, visit our Wefunder page.

Can I invest a small amount?
Yes, every investment counts! Starting at $250, you can be part of our vision and help us reach key milestones in making heavy machinery cleaner and more efficient.

What is Wefunder?
Wefunder is a leading community investing platform with over one million investors and $770M raised by companies like Substack and Mercury. Wefunder makes it straightforward for you to invest: simply select your amount, create an account, and follow the quick prompts on our Wefunder page.

Already invested?
Thank you! You're welcome to increase your investment and share our campaign with your network to help us reach our funding goals even faster.

Can I share this with others?
Absolutely! Please spread the word and share our Wefunder page with anyone who might be interested in investing. We greatly appreciate your support.

For any additional questions, please reach out – we'd be delighted to have you with us as we make the future of heavy machinery smart, fast, and clean!

Invest or increase your investment in RISE Robotics today →

Best regards,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **TechCrunch Landing Page Follow Up** Sent **10.31.24 - automation initialized**

Subject: Ready to Electrify Heavy Machinery? Here's How to Join
Alternative subject: Next Steps to Invest in RISE
From / reply to: hsonpal@riserobotics.com

Hi [First Name],

Thank you for your interest in RISE Robotics! We're thrilled to have you along as we electrify the $600 billion heavy machinery industry with our game-changing technology.

If you have already invested, thank you! You're welcome to increase your investment and share our campaign with your network to help us reach our funding goals even faster.

If you have yet to join us, here's how you can complete your investment:

1. **Visit Our Campaign Page**: RISE's Wefunder Campaign
2. **Learn More**: Explore the investment opportunity and terms
3. **Reserve Your Spot**: Choose your investment amount (min $250 up to $250K+)
4. **Create a Wefunder Account**: It only takes a few clicks
5. **Complete Your Reservation**: Secure your stake in the future of zero-emission heavy machinery

Have questions? Just hit reply.

We're excited to drive the future of sustainable heavy machinery together – let's make history!

Best regards,

Capital Department

Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **TechCrunch Press Pitch** Sent **10.29.24 11:20am**

Meet RISE® Robotics at TechCrunch Disrupt: Transforming Heavy Machinery with Beltdraulic™ Technology

Visit us at Booth H14 at the inaugural ScaleUp Startup Exhibitor Program to see how RISE Robotics is changing the game for the $600B heavy machinery industry. Our groundbreaking Beltdraulic™ technology — an innovative, fluid-free actuator — enables fully electric, autonomous heavy machinery as powerful as hydraulics, with **zero emissions** and at half the operational cost.

The RISE Advantage
Our multi-patented Beltdraulic™ system replaces oil with belts and pulleys, eliminating harmful leaks and emissions while delivering **3X the speed and efficiency** with electric power. With this technology, we're making fully electric heavy machinery feasible, and a practical and high-performing solution that reduces unplanned downtime to zero.

Proven Traction and World-Class Team

- **$7.3M** in product sales & development revenue, 225% YoY growth
- **$22M** raised from top VCs including **Techstars, MIT's The Engine,** and Fortistar Capital
- Expert team from **MIT, RISD, iRobot, Apple**, and Forbes 30 Under 30 Manufacturing
- Trusted by Anthony Liftgates, **U.S. Air Force**, Danfoss, and Gates Corporation
- **20+ global patents** granted and pending

Exclusive Investment Opportunity
At TechCrunch Disrupt, RISE Robotics is launching a RegCF round on Wefunder, allowing both accredited and non-accredited investors to invest alongside our institutional backers on the same terms. This opportunity is available for a limited time—details at rise.riserobotics.com/invest.

Interview Availability
Our CEO, Hiten Sonpal, is available for interviews throughout the event. Please let us know if you'd like to connect.

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Priority Access - Launch Announcement** Sent **10.24.24 5pm**

Subject: Priority Access to Invest in RISE

Hi [Name],

Thank you for your interest in RISE's investment round!

We'll be going live soon and demand is high, so I wanted to invite you to get in before we open the round to the wider RISE community next week. Right now, you have priority access to a limited allocation of early bird terms — the same terms as our Series A institutional investors.

Check out our campaign page and make a reservation here: wefunder.com/riserobotics

Happy to answer any questions. Hope we can count you in!

Best regards,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Mailing list - TTW Launch Announcement (TP 1)**

Subject: Early Access to Invest in RISE Sent **10.29.24 @ 10am**
Alternative subjects:
Own a piece of RISE

Hi [Name],

I'm excited to share that RISE's community investment round is now open! You're invited to join our exclusive private phase before we go live to the public.

At RISE, we're revolutionizing the $600B+ heavy machinery industry with our zero-emission, high-performance, AI-ready actuator technology. We're replacing dirty hydraulics with a fluid-free system that is 3X faster, 3X more efficient, and 20% lighter—at half the operating cost and with ZERO emissions.

With $11M in product sales and joint development revenue, $22M raised from VCs like Techstars, MIT's The Engine, and Fortistar Capital, a top team from MIT and RISD, collaborations with industry leaders and the U.S. Air Force, and 20 patents granted, we are well on our way to commercializing our world-changing innovation.

Check out our campaign page and make a reservation here: wefunder.com/riserobotics

Happy to answer any questions. Hope we can count you in!

Best regards,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Personal & Professional Networks Email - TTW Launch Announcement (TP 1)**
  Approved

Subject: Early Access to Invest in RISE
Alternative subjects:
Own a piece of RISE
You're Invited: RISE Robotics' Community Investment Round

Hi [Name],

Hope you're doing well! I'm excited to share that RISE Robotics is launching a community investment round following our recent $5M Series A. I wanted to invite you to join an exclusive friends & family round before we go live to the public.

RISE Robotics is driving the electrification and automation of the $600B+ heavy machinery industry with our zero-emission, high-performance, AI-ready actuator technology.

Some highlights:
- 3X faster, 3X more efficient, and 20% lighter than hydraulic actuators, with half the operating cost and ZERO emissions
- $11M in product sales & development revenue, 225% YoY growth
- World-class team from MIT, RISD, iRobot, Apple & Forbes 30 Under 30 Manufacturing
- 20+ global patents granted & pending
- $22M raised from top VCs like Techstars, MIT's The Engine, & Fortistar Capital

We expect to sell out, so we're giving our closest supporters an opportunity to get in first. Check out our campaign page and make a reservation here: wefunder.com/riserobotics

Happy to answer any questions. Hope we can count you in!

Best regards,
[NAME]

–
Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Existing Investors Email- TTW Launch Announcement (TP 1)** **Sent** **10.29.24 10:13am**

Subject: Update on RISE

Hi [Name],

Thank you for your continued support of RISE Robotics. I wanted to let you know that RISE's community investment round is now open for reservations before we go live to the public.

This round will give the wider community of RISE supporters a chance to invest following our successful $5M Series A with similar terms.

Any introductions you can make to potential investors (accredited or non-accredited) would be greatly appreciated. This is the page to share with interested parties: RISE Community Round.

Thank you again for your support as we continue to lead the charge in electrifying and automating the heavy machines industry!

Best regards,
Hiten Sonpal
CEO, RISE Robotics

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Social Media (LI)- TTW Launch LI:** Sent

TODAY IS THE DAY! We're opening an opportunity for non-institutional investors to invest through Regulation Crowdfunding.🚀

You're invited to invest in our mission to reinvent heavy machinery with investments ranging from $250 to $250K+ (until we reach our limit - first come, first serve! 👋🏽) - no accreditation required → wefunder.com/riserobotics

At RISE, our mission is simple yet powerful. We are changing the world by electrifying and automating heavy machinery with a smarter, faster, cleaner alternative to hydraulics. 🦾🚜

The survival of our planet depends on solutions that can help high-polluting industries transition to fully electrified, autonomous systems. 🌎

That's why we came up with Beltdraulic™ - our innovative technology that uses belts and pulleys instead of oil, delivering superior performance at half the cost of hydraulics with **zero** emissions.

To date, RISE Robotics has generated $11 million in development and product revenue and raised over $22M from notable investors including @TechStars, @ Fortistar Capital, and @ The Engine. With over 20 worldwide patents granted or pending, and a growing list of notable partners including the @ U.S. Air Force, we're revolutionizing the industry. 🤖

Interested in joining us? Invest in the future of smart, clean machines here: wefunder.com/riserobotics

(Legal disclaimers in the comments below)

–

COMMENT:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. Visit wefunder.com/riserobotics to view the offering and make a reservation.

- **FINAL TEASER** **Approved**

Early Access: Be a Part of RISE's Next Chapter!
We're excited to share that RISE is exploring a community investment round—giving our earliest supporters the chance to invest in RISE with the same terms as our Series A institutional backers.

To date, we've raised $22 million from visionary investors like MIT's The Engine, Techstars, and key executives behind Guitar Hero & Rock Band, along with angel investors such as Walter A. Winshall, Michael Savino, and Bill Warner. Now, we're opening this opportunity to the wider RISE community, including fans, vendors, partners, and machine operators, giving you a chance to be part of our mission to build better machines and own a piece of RISE's future.

Here's why you might want to consider getting involved:

- Fuel Innovation: Your investment would accelerate product development, helping us bring cutting-edge solutions to market faster.
- Exclusive Access: The opportunity could be open to a select group, offering a lower entry point for early supporters.
- Support Our Vision: Join a community committed to transforming the future of heavy machinery with our proprietary Beltdraulic™ technology.
- We'd like to give you priority access to our potential round—register your interest now to secure your spot and be the first to know when we go live.

Thank you for being part of this journey. We're just getting started, and we'd be thrilled to have you with us as we continue to RISE together!

- **Mailing List Teaser** **Approved**

Subject options:
Early Access: Be a Part of RISE's Next Chapter!

We're excited to share that RISE is exploring a community investment round—giving our earliest supporters the chance to invest in RISE with the same terms as our Series A institutional backers.

To date, we've raised $22 million from visionary investors like MIT's The Engine, Techstars, and key executives behind Guitar Hero & Rock Band, along with angel investors such as Walter A. Winshall,

Michael Savino, and Bill Warner. Now, we're opening this opportunity to the wider RISE community, including fans, vendors, partners, and machine operators, giving you a chance to be part of our mission to build better machines and own a piece of RISE's future.

Here's why you might want to consider getting involved:

Fuel Innovation: Your investment would accelerate product development, helping us bring cutting-edge solutions to market faster.

Exclusive Access: The opportunity could be open to a select group, offering a lower entry point for early supporters.

Support Our Vision: Join a community committed to transforming the future of heavy machinery with our proprietary Beltdraulic™ technology.

We'd like to give you priority access to our potential round—register your interest now to secure your spot and be the first to know when we go live.

Thank you for being part of this journey. We're just getting started, and we'd be thrilled to have you with us as we continue to RISE together!

Register your interest here! [Link to survey]

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.

https://help.wefunder.com/testing-the-waters-legal-disclosure

Recommended teaser survey questions:

1. Email
2. First Name
3. Last Name
4. What amount would you feel comfortable investing now?

- **Investor Teaser** **Sent** **10.02.24 6:20pm**

Subject: Opportunity to Lead RISE's Community Investment Round

Hi {{FirstName}},

Capital Department

I'm excited to share that RISE® is opening a community investment round, offering our supporters (including non-accredited investors) the chance to purchase equity at this early stage under the same terms as our Series A institutional round. We're currently seeking a lead investor for the SPV and I thought you might be interested.

As the lead investor, you will be prominently featured on our campaign page and direct the voting power of all investors in the SPV. Rest assured, the role involves no administrative duties beyond exercising your voting rights, and you'll be fully indemnified in the SPV agreement.

I'd welcome the opportunity to discuss further and share more details about the round. When might be a good time to connect?

Best regards,
Hiten Sonpal
CEO, RISE Robotics

–

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.